MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas October 30th, 2003

03037076

Office of International Corporate Finai
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SEC MAIL RECEIVED NOV 0 ? 2003 WASH. D.C.

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2003-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of **** 2003 as per Resolution No.*** for the amount of Bs.8,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. XXX held on June 27, 2003.

On *** 2003 MANPA Finance Corporate Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 27, 2003 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Bs.XXXXXXXXXXXXX

The present series is represented by a Sole Bond amounting to Bs.***, which will be under custody at the office premises of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., in its capacity as Payment Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

PLACEMENT PRICE: At discount	**YIELDING**
PLACE AND DATE OF ISSUANCE:	*****%**
MATURITY DATE:	**360-day basis**
TERM:	**(blank)**
AMOUNT OF INVESTMENT:	**(blank)**

RISK CLASSIFICATION

CLASSIFIERS XXXXXXXXXXXXXXXXXXXXXXXXX	Category A: XXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Category A: XXXXXXXXXXX

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT

(Firmly, with collateral or based on bigger efforts)

PLACEMENT AGENT

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on *** 2003 and have a term of 15 continuous days.

ADVERTISEMENT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities

and Exchange Commission. 2003 September 26 AM 11:44. FILE RECEIVED."----------
The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 15.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2003-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el ** de **** de 2.003 según Resolución No. ***, por un monto de Bs. 8.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. XXX celebrada el 27 de Junio de 2.003
El Vicepresidente Corporativo de Finanzas de MANPA, el *** de *** de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 27 de Junio de 2.003, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. XXXXXXXXXXXXX

La presente serie está representada por un Titulo Unico por el monto de Bs. ****, el cual estará en custodia en las oficinas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., en su carácter de Agente de Pago, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

PRECIO DE COLOCACION:
LUGAR Y FECHA DE EMISION:
FECHA DE VENCIMIENTO:
PLAZO:
MONTO DE LA INVERSION:

RENDIMIENTO
****** %**
Base 360 Días

CALIFICACION DE RIESGO

CLASIFICADORES XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Categoría A: XXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Categoría A: XXXXXXXXX

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda. Torre Country Club, piso 11, Chacaito, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000.00)

COLOCACION
(en Firme, Garantizada o a Mayores Esfuerzos)
AGENTE DE COLOCACION

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el ** de **** de 2.003, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, September 22, 2003.

Messrs.

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

This is to certify that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. at the date of the Financial Statements attached to the Commercial Papers request, that is, at June 30, 2003 has no pending litigation or claim that significantly influences, directly or indirectly, its financial and/or shareholder's equity standing.

This certification is issued at the request of the National Securities and Exchange Commission.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Legal Advisory Head Office

Nelly González (signed) Illegible.

Lawyer

<u>Translator's Note</u>:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:45. FILE RECEIVED." --------
The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

2003 SEP 26 AM 11: 45

ARCHIVO RECIBIDO

Caracas, 22 de Septiembre de 2003

Señores:
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Por medio del presente hago constar que **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, para la fecha de los Estados Financieros anexos a la solicitud de Papeles Comerciales, es decir, al 30 de Junio de 2.003, no tiene litigio o reclamación pendiente que afecte significativamente, directa o indirectamente, su situación financiera y/o patrimonial.

Constancia que emito a solicitud de la Comisión Nacional de Valores.

Atentamente,

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.
Dirección de Asesoría Legal

Nelly González
Abogado

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Citizen

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

For the subsequent legal purposes, I do hereby certify that there is no conflict of interests between MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and BANCO VENEZOLANO DE CREDITO, S.A.C.A.

Caracas, on the Twenty-Third (23rd) day of September of the year Two Thousand Three (2003).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vie-President.

Nelly González (signed) Illegible.

Lawyer – Legal Advisory Head Office

<u>Translator's Note</u>:

At the upper right margin there is a wet seal that reads as follows: "National Securities

and Exchange Commission. 2003 September 26 AM 11:45. FILE RECEIVED." --------
The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

2003 SEP 26 AM 11:45

ARCHIVO
RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

A los fines legales consiguientes, certifico que no existe conflicto de intereses entre **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, y el **BANCO VENEZOLANO DE CREDITO, S. A. C. A.**

Caracas, a los Veintitres (23) días de Septiembre de Dos Mil Tres(2003).

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas

Nelly González
Abogado – Dir. De Asesoría Legal

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, September 29, 2003.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

Attention: National Securities and Exchange Registry

In regard to our communiqué dated September 23, 2003 submitted to the National Securities and Exchange Commission on Friday, September 26, 2003 regarding the request of my principal Manufacturas de Papel, C.A. (MANPA) S.A.C.A. to make a Public Offer of Commercial Papers up to the amount of EIGHT THOUSAND MILLION BOLIVARS, the present letter aims at submitting the Preliminary Version of the Prospectus, which for reasons beyond our control was not together with the other requirements.

Having no further matter to discuss and appreciating the attention given to this letter,

Sincerely,

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President

Jlovera@manpa.com.ve

Phone: 901-335

Fax: 901-2317

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 29 AM 11:51. FILE RECEIVED." At the bottom margin there is a wet seal that reads as follows: "Please return signed and sealed."--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO J. HERNANDEZ M.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

2003 SEP 29 AM 11: 51

ARCHIVO
RECIBIDO

Caracas, 29 de Septiembre del 2003.

Señores
COMISION NACIONAL DE VALORES
Presente.-

Att: Registro Nacional de Valores

Con relación a nuestra comunicación de fecha 23 de septiembre de 2003 entregada al Registro Nacional de Valores el viernes 26 de septiembre de 2003 referente a la solicitud de mi representada Manufacturas de Papel, C.A. (MANPA) SACA para realizar una Oferta Pública de Papeles Comerciales hasta por la cantidad de OCHO MIL MILLONES DE BOLIVARES, la presente tiene como finalidad hacer entrega de la Versión Preliminar del Prospecto, la cual por motivos ajenos a nuestra voluntad no se acompañó con los demás recaudos.

Sin más que agregar y agradeciendo de antemano la atención prestada

Atentamente

Juan Antonio Lovera
V.P Corporativo de Finanzas
Jlovera@manpa.com.ve
Teléfono: 901.23.35
Fax: 901.23.17

FAVOR DEVOLVER
FIRMADA Y SELLADA

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA VENEZUELA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of VENEZOLANO DE CREDITO]

Citizen

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION.

Your Office.-

I, Juan Antonio Lovera, in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. pursuant to the provisions of the Special Shareholder's Meeting held on April 25, 2003 and dully authorized herein by the Board of Directors in its session dated June 27, 2003 do hereby request the National Securities and Exchange Commission to approve BANCO VENEZOLANO DE CREDITO, S.A.C.A. as Common Representative of Bondholders of issuance of Commercial Papers 2003-I amounting to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), approved by the aforementioned Shareholder's Meeting. I attach hereto acceptance from the proposed bank entity, a copy of the model of contract to be entered into between my principal and BANCO VENEZOLANO DE CREDITO, S.A.C.A., they do not assimilate into the cases provided for in ordinals of Article 4 of the "Standards on Organization and Protection of Bondholders."

Caracas, on the Twenty-Third (23rd) day of September of Two Thousand Three (2003).

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:45. FILE RECEIVED." --------
The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

JUDITH HERNANDEZ-MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

COMISION NACIONAL DE VALORES

2003 SEP 26 AM 11: 45

ARCHIVO RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Extraordinaria de Accionistas celebrada el 25 de Abril de 2.003 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 27 de Junio de 2.003 , solicito de la Comisión Nacional de Valores la aprobación del **BANCO VENEZOLANO DE CREDITO, S. A. C. A.**, como representante Común de los Obligacionistas de la emisión de Papeles Comerciales 2.003-I, por **OCHO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 8.000.000.000,00)**, aprobada en la Asamblea antes mencionada. Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **BANCO VENEZOLANO DE CREDITO, S. A. C. A.**, no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los Veintitres (23) días de Septiembre de Dos Mil Tres (2003).

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of VENEZOLANO DE CREDITO]

Caracas, September 17, 2003.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION.

HEAD OFFICE OF PUBLIC OFFER.

City.

This is to inform you that VENEZOLANO DE CREDITO, S.A. Banco Universal has accepted acting as Custodian and Common Representative of Holders of Commercial Papers at Bearer, of Issuance of Commercial Papers at Bearer identified as "ISSUANCE 2003-I" that agreed with MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. for the amount of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), pursuant to the provisions approved by the General Shareholder's Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on April 25, 2003.

In this connection we inform you that there is no conflict of interests between the issuer and this bank institution.

Having no further matter to discuss,

Sincerely,

For VENEZOLANO DE CREDITO, S.A. Banco Universal.

María Eugenia Gamez Azpurua (signed) Illegible.

Legal Advisor.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:44. FILE RECEIVED." --------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

VENEZOLANO
DE CREDITO

COMISION NACIONAL DE VALORES

2003 SEP 26 AM 11:44

ARCHIVO
RECIBIDO

Caracas, 17 de Septiembre de 2.003.

Señores
COMISION NACIONAL DE VALORES.
DIRECCION DE OFERTA PUBLICA.
Ciudad.-

Nos dirigimos a Ustedes en la oportunidad de informarles que el ***VENEZOLANO DE CREDITO, S.A., Banco Universal***, ha aceptado actuar como Custodio y Representante Común de los Tenedores de Papeles Comerciales al Portador, de la Emisión de Papeles Comerciales al Portador identificada como ***"EMISION 2003-I"*** que acordó efectuar ***MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.***, por la cantidad de OCHO MIL MILLONES DE BOLIVARES (Bs.8.000.000.000,00), de conformidad con lo aprobado en la Asamblea General Ordinaria de Accionistas ***MANUFACTURAS DE PAPEL, C.A. (MANPA),S.A.C.A.*** celebrada el día 25 de abril de 2003.

En este sentido le participamos a ustedes que no existe conflicto de intereses entre el emisor y esta Institución Bancaria.

Sin más a que hacer referencia, queda de ustedes,

Atentamente,

Por **VENEZOLANO DE CREDITO, S.A. Banco Universal.**

MARIA EUGENIA GAMEZ AZPURUA
Consultor Jurídico.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF PRODUCTION AND COMMERCE

File No. 906. "C.I.I.U." (sic.) 2102

Superintendency of Foreign Investments (SIEX)

CERTIFICATION OF COMPANY CLASSIFICATION S.

The Superintendency of Foreign Investments pursuant to the provisions of Article 1, Decision 291, of the Commission of the Cartagena Agreement and the provisions of Chapter IX of the National Regulations, set forth by Decree No.2.095 as of February 13, 1992 published in Official Gazette No.34.930 as of March 25, 1992 does hereby make known that:

TRADING COMPANY: MANUFACTURAS DE PAPEL, C.A. – S.A.C.A.

CAPITAL STOCK: 22,940,094,240.00

DOMICILED IN: Caracas, Capital District

NATIONAL CAPITAL STOCK: 7,717,646,030.00 % 33.64

FOREIGN SHAREHOLDER: (blank) RIF No.J-00023530-9

MAIN BUSINESS ACTIVITY: MANUFACTURING OF PAPER PULP AND OF ANY OTHER KIND OF PAPER, SACKS, BAGS, PRINTED OR NOT.

It has been qualified as a FOREIGN company for all the relevant legal purposes thereof.

Place and date: Caracas, June 28, 2002.

Superintendent: Maria Aguilera de Blanco (signed) Illegible.

REMARKS: THIS DOCUMENT IS VALID IF ACCOMPANIED BY FISCAL STAMPS RENDERED VOID AMOUNTING TO Bs.74,000.00 (ARTICLE 11, FISCAL STAMP LAW).

NOTE: THE PRESENT CERTIFICATE OF QUALIFICATION IS VALID WHILE THE DATA INDICATED HEREIN IS KEPT WITHOUT AMENDMENTS AND CONSTANT THE CONDITIONS THAT ACTED AS FOUNDATIONS FOR ITS DELIVERY. ANY AMENDMENT, CHANGE OR INACCURACY FURTHER OBSERVED HEREIN WILL RENDER VOID THE PRESENT ADMINISTRATIVE ACT AND WILL BIND THE COMPANY TO REQUEST A NEW QUALIFICATION.

Should any correspondence to this Organization is issued the file number indicated above shall be referred to.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:45. FILE RECEIVED."----------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

SIEX Superintendencia de Inversiones Extranjeras

C.I.I.U.

2102

2003 SEP 26 AM 11: 45

CONSTANCIA DE CALIFICACIÓN DE EMPRESA

S. ARCHIVO RECIBIDO

2061

La Superintendencia de Inversiones Extranjeras, de acuerdo a lo que establece el **Artículo 1 de la Decis** 291 de la Comisión del Acuerdo de Cartagena y las disposiciones del Capítulo IX del **Reglamento Nacional**, dict por el Decreto Nº 2.095 de fecha 13 de Febrero de 1992, publicado en la Gaceta Oficial **Nº 34.930** de fecha de Marzo de 1992, hace constar que la:

SOCIEDAD MERCANTIL: MANUFACTURAS DE PAPEL, C.A.-S.A.C.A.	CAPITAL SOCIAL: 22.940.094.240,00
DOMICILIADA EN: CARACAS, DTTO. CAPITAL	CAPITAL NACIONAL: 7.717.646.030,00 — %: 33,64
ACCIONISTA EXTRANJERO:	RIF Nº: J-00023530-9
PRINCIPAL ACTIVIDAD ECONOMICA: FABRICACIÓN DE PULPA Y MANUFACTURAS DE TODO GÉNERO DE ARTÍCULOS DE PAPE SACOS, BOLSAS, IMPRESAS O NO.	

Ha sido calificada como empresa EXTRANJERA, para todos los efectos legales pertinen

CARACAS, 28 DE JUNIO DE 2002

LUGAR Y FECHA

MIRIAM AGUILERA DE BLANCO

SUPERINTENDENTE

OBSERVACIONES

ESTE DOCUMENTO ES VÁLIDO SI VA ACOMPAÑADO POR TIMBRES FISCALES INUTILIZADOS POR BS. 74.000,00 (ART. 11 LEY DE TIMBRE FISCAL).

NOTA: *LA PRESENTE CONSTANCIA DE CALIFICACION ES VALIDA MIENTRAS SE MANTENGAN SIN MODIFICACION LOS DATOS SEÑAL EN LA MISMA E INVARIABLES LAS CONDICIONES QUE SIRVIERON DE FUNDAMENTO PARA SU OTORGAMIENTO. CUALC MODIFICACION, ALTERACION O INEXACTITUD QUE POSTERIORMENTE SE OBSERVE EN LOS MISMOS, DEJARA SIN EFEC PRESENTE ACTO ADMINISTRATIVO Y OBLIGARA A LA EMPRESA A SOLICITAR UNA NUEVA CALIFICACION.*

HGM/DMT/MM/mm.-

En toda correspondencia con este Organismo deberá hacerse referencia al número de expediente arriba indicado.

FORMA SIEX - 13

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

ISSUANCE 2003-I

Place and Date of Issuance:	Caracas, XXXXXXXXX
Maturity Date:	Caracas, XXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-2335.

The present SOLE TITLE corresponds to the series 1 of issuance of Commercial Papers 2003-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Eight Thousand Million Bolivars (Bs.8,000,000,000.00), to which Negotiable Custody Certificates will be issued.

The Issuance was approved by the General Shareholder's Meeting held on April 25, 2003 and was authorized by the National Securities and Exchange Commission of XXXX 2003, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2003. This issuance will be in effect at the date of receiving notice of authorization granted by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:44. FILE RECEIVED."----------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 17th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO - SERIE I
EMISION 2003-I

Lugar y Fecha de Emisión:	Caracas, xxxxxxxxxxxxxxx
Fecha de Vencimiento:	Caracas, xxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Titulo colocado a (valor par, descuento o con prima)

Valor Nominal Bs. xxxxxxxxxxxxxx

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXXXXXXXXXXX DE BOLIVARES (Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie 1 de la emisión de Papeles Comerciales 2003-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Ocho Mil Millones de Bolívares (Bs. 8.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 25 de Abril de 2003 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.003, según Resolución N° XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.003. Esta emisión tendrá una vigencia de un (1) año, contado a partir de la fecha en la que deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada

Firma Autorizada